Exhibit 99.1

September 13, 2001

Mr. Earl Fry
97 Marymont Avenue
Atherton, CA 94027

Re:	Agreement on the Forgiveness of Employee Loan

Dear Earl:

     As an added incentive to your remaining as part of the Informatica Corporation (the “Company”) team, we have agreed to provide you with an employee loan in the amount of $150,000 (“Loan”). In connection with such Loan, and to secure repayment of the same, you have entered into a separate unsecured promissory note (“Note”), in the full amount of the Loan. This letter agreement details the Loan forgiveness terms which attach to such Note.

     On September 13, 2003, all amounts due and owing under the Note (including all accrued interest) shall be forgiven provided you are a full-time employee of the Company on such date and have been so for the prior two-year period. On December 31, 2001 and on the last day of each calendar quarter thereafter, through September 13, 2003 (each, a “Forgiveness Date”), and provided that you are still an employee of the Company on the Forgiveness Date, the company shall forgive, and you shall be relieved of the obligation to pay, one-eighth (12.5%) of the Loan amount. If you terminate your employment with the Company or are terminated by the Company, with or without cause, prior to September 13, 2003, you agree to repay amounts owing under the Loan and not forgiven under this agreement, including all accrued interest, within 30 days of such termination.

     Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Gaurav Dhillon

Gaurav Dhillon
Chief Executive Officer Informatica Corporation

AGREED AND ACKNOWLEDGED:

/s/ Earl E. Fry Earl Fry